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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Petrol Industries, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  716 502 10 9
             ------------------------------------------------------
                                 (CUSIP Number)

             Nancy Fallon-Houle, Attorney, 5449 Bending Oaks Place,
                          Downers Grove, IL 60515-4456,
                   (630) 963-0439, Email: nfallon@nfhlaw.com
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.            716 502 10 9
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS,
         I.R.S. IDENTIFICATION NOS., OF ABOVE PERSONS (ENTITIES ONLY)

         Stuart A. Meyersburg
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF - Personal Funds
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP

         United States; Illinois
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES
BENEFICIALLY                                47,500
OWNED BY                             -------------------------------------------
EACH REPORT-                         8      SHARED VOTING POWER
ING PERSON                                  0
WITH                                 -------------------------------------------
                                     9      SOLE DISPOSITIVE POWER

                                            47,500
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        47,500 Shares owned by Stuart A. Meyersburg
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN - Individual
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

This Statement relates to Common Stock of the Issuer:

Petrol Industries, Inc.
202 N. Thomas, Suite 4
Shreveport, Louisiana  71107-6539
(318) 424-6396

Item 2.  Identity and Background.
         -----------------------

(a) The Filer, Stuart A. Meyersburg, is an individual, a shareholder of Petrol Industries.

(b)   Mr. Meyersburg's residence address is:

      P.O. Box 396
      Cary, Illinois  60013-2389
      (847) 828-7762  or windycitytrio@comcast.net

(c)
      1. Mr. Meyersburg is presently employed by Collections, Etc., as a retail store manager. Collections, Etc. is in the business of manufacturing and selling collectables and gifts. The corporate office address of Collections, Etc. is:

                            2519 Bussee
                            Elk Grove Village, Illinois 60007

      2. Mr. Meyersburg is also a principal of WCT Enterprises, Inc., which is in the business of acquiring undervalued companies. Mr. Meyersburg is the sole owner of WCT, and its President and Director. The principal business address of WCT Enterprises is:

                            P.O. Box 396
                            Cary, Illinois  60013-2389

      3. Mr. Meyersburg is also a principal of Web Site Developers, Inc., which is in the business of developing websites. Mr. Meyersburg is the President, CEO, sole owner and Director of Web Site Developers, Inc. The corporation is inactive. Its principal business address is:

                            P.O. Box 396
                            Cary, Illinois  60013-2389

(d)   Mr. Meyersburg has never been convicted in a criminal proceeding.

(e)   Mr. Meyersburg has never been a party to a civil proceeding.

(f)   Mr. Meyersburg is a Citizen of Illinois, United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Mr. Meyersburg sold, rather than bought, the shares of the Issuer, therefore he did not need to use any sources of funds or other consideration.

Item 4.  Purpose of Transaction.
         ----------------------

Purpose. Mr. Meyersburg sold shares of the Issuer because the Company's profitability was lower than that which he anticipated when he bought the shares.

Plans or Proposals. Mr. Meyersburg may buy or sell additional securities of the Issuer in the future, if on attractive terms, and given conditions in the world economy and financial markets. However, he has not made any specific, immediate or present plans or proposals to do so, or to acquire or dispose of any securities of the Issuer. He has not had any discussions with management of Petrol regarding acquisition or disposition of shares or assets. He is not aware of any plans or proposals of any other parties, and has no present plans or proposals, which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) Mr. Meyersburg owns, and beneficially owns, 47,500 shares of common stock of the Issuer, which constitutes 3.0% of the Issuer's outstanding shares. Mr. Meyersburg does not own any rights to acquire the Issuer's securities.

(b) Mr. Meyersburg has the sole power to vote and dispose of 47,500 shares. He does not share any other rights to vote or dispose of shares.

(c) Mr. Meyersburg has previously filed, a Schedule 13D on April 10, 2003. Mr. Meyersburg has effected the following transactions in the Issuer's common stock within the past 60 days. He was selling, rather than buying shares, therefore he did not borrow money, from a bank or otherwise, in order to effect any of the reported transactions.

      >> On November 16, 2004, Mr. Meyersburg sold 5,000 common shares of PTLD in an open market transaction, at .23 per share, for a total of $1,150, which brought his total holdings to 76,750 shares, which is 4.8% of the Issuer's outstanding shares.

      >> On November 16, 2004, Mr. Meyersburg sold 4,250 common shares of PTLD in an open market transaction, at .20 per share, for a total of $850, which brought his total holdings to 72,500 shares, which is 4.5% of the Issuer's outstanding shares.

      >> On November 17, 2004, Mr. Meyersburg sold 5,000 common shares of PTLD in an open market transaction, at .25 per share, for a total of $1,250, which brought his total holdings to 67,500 shares, which is 4.23% of the Issuer's outstanding shares.

      >> On November 24, 2004, Mr. Meyersburg sold 5,000 common shares of PTLD in an open market transaction, at .25 per share, for a total of $1,250, which brought his total holdings to 62,500 shares, which is 3.9% of the Issuer's outstanding shares.

      >> On December 3, 2004, Mr. Meyersburg sold 5,000 common shares of PTLD in an open market transaction, at .16 per share, for a total of $800, which brought his total holdings to 57,500 shares, which is 3.6% of the Issuer's outstanding shares.

      >> On December 3, 2004, Mr. Meyersburg sold 10,000 common shares of PTLD in an open market transaction, at .13 per share, for a total of $1,300, which brought his total holdings to 47,500 shares, which is 3.0% of the Issuer's outstanding shares.

(d) Mr. Meyersburg does not know of any other person who has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities.

(e) Not Applicable - Date on which reporting person ceased to be a beneficial owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Meyersburg and any other party, including the Issuer, with respect to any securities of the Issuer. There are no agreements between Mr. Meyersburg and any other party regarding transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2004
--------------------------------------------------------------------------------
Date

Signature

Stuart A. Meyersburg, Individual Shareholder
--------------------------------------------------------------------------------
Name/Title
Petrol's:
Central Index Key:      0000077864
SIC Code:               1311
SEC File #:             0-3912
FEIN:                   75-1282449

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